As a result of, and pursuant to, the consummation on March 24, 2005 of the business combination transaction between Sears, Roebuck and Co.
("Sears") and Kmart Holding Corporation, pursuant to which Sears became a wholly owned subsidiary of Sears Holdings
Corporation ("Holdings"), the Reporting
Person's Sears securities were converted into the right to receive Holding's securities as follows:
1. Each share of common stock was
converted into the right to receive either
..5 of a share of Holdings common stock
or $50 in cash, subject to proration
calculations that have not been completed;
2. Each option to acquire a share of Sears common stock fully vested and was converted into the right to receive in cash the excess of $56.83 over the exercise price of option; and
3. Each common share unit was converted
into .5 of a common share unit of Holdings.

As a result of the transaction, the Reporting
Person does not own any Sears' derivative or non-derivative securities.